Mail Stop 3561

September 3, 2009

John R. Sult
Senior Vice President, Chief Financial Officer and Controller
El Paso Pipeline GP Company, L.L.C.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-33825**

Dear Mr. Sult:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Charles H. Still, Jr.
      Bracewell & Giuliani LLP
      Via facsimile